SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 07th 2008

Commission File Number: 1-15154

ALLIANZ SE

Koeniginstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz SE: Operating Profit of 1.6 Bn Euros in 3Q Achieved, 6.5 Bn Euros Year-to-Date

  Dresdner Bank treated as discontinued business (1); Transaction on track
  Q3 net income from continued operations of 545 million euros
  Q3 net loss considering discontinued operations of 2.0 billion euros
  Solvency ratio at 157 percent

MUNICH, Germany--(BUSINESS WIRE)--November 7, 2008--Allianz Group maintained its financial strength and earning power in the third quarter of 2008, although turmoil in the equity markets and a difficult economic environment severely affected the business of the financial services industry as a whole. Total revenues decreased slightly by 3.8 percent to 21.1 billion euros, compared to 21.9 billion euros in the third quarter of 2007. Operating profit decreased to 1.6 billion euros, compared to 2.6 billion euros in the same period of 2007. Quarterly net income from continued operations amounted to 545 million euros, compared to 2.0 billion euros in third quarter 2007.

During the first nine months of 2008, Allianz Group achieved an operating profit of 6.5 billion euros, compared to 7.7 billion euros in the same period of 2007. Net income from continued operations amounted to 4.2 billion euros, compared to 6.1 billion euros in the same period of last year.

Difficult capital market conditions during the third quarter had a negative effect on revenues and on the operating profit from the life insurance and asset management businesses. However, Allianz Group's largest segment, the Property & Casualty business, proved to be resilient.

The sale of Dresdner Bank will be reported under 'discontinued operations' as of September 1, 2008. Discontinued operations accounted for a net loss of 2.6 billion euros in the third quarter, comprised of a net loss from the bank's operations of 1.2 billion euros as well as transaction-based impairments according to IFRS 5 of 1.4 billion euros. Allianz's net loss for the third quarter stood at 2.0 billion euros, compared to a net income of 1.9 billion euros in the third quarter of 2007.

With a shareholder's equity of 37.5 billion euros, Allianz Group's capital base remains on a high level. This also applies to the solvency ratio of 157 percent (2), net of a dividend accrual of 1.6 billion euros.

The Property and Casualty business delivered a solid performance in the third quarter. Gross premiums written increased to 10.8 billion euros, compared with 10.7 billion euros in the third quarter of 2007. Adjusted for exchange rates and consolidation effects, revenue grew by 7.8 percent.

The operating profit in the third quarter decreased to 1.2 billion euros from 1.5 billion euros in the third quarter of 2007. The decline is largely due to two factors. The credit insurance business recorded payment delays as suppliers faced liquidity bottlenecks. In addition, the US crop business had to absorb losses following the slump in commodity prices at the end of September.

The expense ratio decreased from 27.6 percent in the third quarter of 2007 to 26.2 percent, while the combined ratio reached 96.2 percent, compared to 94.1 percent for the same period in 2007.

In the Life & Health business total premium income decreased to 9.4 billion euros in the third quarter, compared to 10.2 billion euros in third quarter 2007. Financial market conditions negatively impacted the sale of unit-linked products, which was down by 1.3 billion euros, while traditional life insurance business increased by 10 percent or 400 million euros. Especially Germany, Switzerland, and France experienced growth in their traditional business.

The financial market downturn impacted operating investment result through impairments level of 1.6 billion euros and around 500 million euros lower realized gains compared to the third quarter of 2007. Operating profit in the third quarter 2008 declined to 218 million euros from 873 million euros in the same quarter of last year.

Allianz Banking, which now consists of Oldenburgische Landesbank (OLB) and one million banking customers acquired by Allianz tied agents in Germany, as well as Allianz Banking in Italy, France, and New Europe, achieved operating revenues of 123 million euros in the third quarter of 2008. The operating loss in the third quarter amounted to 17 million euros, compared to an operating loss of 14 million euros in the same period of 2007.

Dresdner Bank, now accounted for as discontinued business, had operating revenues of 747 million euros, down from 1.2 billion euros a year ago. Dresdner Bank continued to suffer from weak and volatile markets in the third quarter. The operating loss in the third quarter of 2008 amounted to 835 million euros, compared to an operating profit of 87 million euros in the same period of 2007.

The Tier I ratio of Dresdner Bank stood at 8.1 percent as of end of September.

In Asset Management, operating revenues decreased to 698 million euros in the third quarter from 803 million euros in third quarter 2007. Asset Management's operating profit was strongly influenced by foreign currency and capital market effects and amounted to 186 million euros, down by 44 percent from the strong third quarter of last year, when the operating profit amounted to 330 million euros.

Third-party assets under management increased to 754 billion euros by the end of the quarter. At the end of the second quarter they stood at 740 billion euros. Despite increasingly challenging conditions, net inflows amounted to 5.6 billion euros in the third quarter. A negative capital market effect of 44 billion euros was more than offset by a positive foreign exchange effect of 53 billion euros.

Outlook

'Our standard caveat with respect to the financial markets has never been more important than during the third quarter. Without a major equity market recovery, the operating profit outlook of 9 billion euros before banking for this year and next year cannot be reached. In this environment, reliable statements about future earnings are not possible', said Helmut Perlet and added: '6.5 billion euros of operating profit from January to September prove the fundamental strength of our business.'

(1) Following the announcement of the sale, Dresdner Bank qualifies as held-for-sale and discontinued operations. Therefore, all revenue and profit figures presented for our continuing business do not include the parts of Dresdner Bank which we will sell to Commerzbank.

(2)Solvency computed according to the draft amendment of FkSolV published by the BaFin, which revises the treatment of unrealized gains/losses on the bond portfolio.

These assessments are, as always, subject to the disclaimer provided below.

Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update The company assumes no obligation to update any information contained herein. 07.11.2008

Language:	English
Issuer:	Allianz SE
Koniginstr. 28
80802 Munchen
Deutschland
Phone:	+49 (0)89 38 00 - 41 24
Fax:	+49 (0)89 38 00 - 38 99
E-mail:	investor.relations@allianz.com
Internet:	www.allianz.com
ISIN:	DE0008404005
WKN:	840400
Indices:	DAX-30, EURO STOXX 50 Listed: Regulierter Markt in Berlin, Frankfurt (Prime Standard), Hannover, Dusseldorf, Stuttgart, Munchen, Hamburg; Terminborse EUREX; Foreign Exchange(s) London, NYSE, SWX

CONTACT:
Allianz SE
+49 (0)89 38 00 - 41 24
investor.relations@allianz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ SE

		By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance

Date:	November 7th 2008